Exhibit 99.a.11

ARTICLES SUPPLEMENTARY
to
ARTICLES OF INCORPORATION
of
FAIRHOLME FUNDS, INC.

Fairholme Funds, Inc., a Maryland corporation having its principal office within the State of Maryland in the City of Baltimore (hereinafter called the “Corporation”), certifies that:

FIRST:  Under the power contained in Article EIGHTH, Section 8.1 of the Corporation’s Articles of Incorporation, as amended (the “Charter”), the Board of Directors of the Corporation hereby classifies and designates 200,000,000 of the authorized but unallocated shares of capital stock of the Corporation as 200,000,000 shares of capital stock of The Fairholme Fund, a series of the Corporation, par value $.0001 per share.

SECOND:  The shares of capital stock of The Fairholme Fund, as so classified by the Corporation’s Board of Directors, shall have the relative preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of shares of capital stock of The Fairholme Fund as set forth in Article EIGHTH, Section 8.1, of the Charter and shall be subject to all provisions of the Charter relating to capital stock of the Corporation generally.

THIRD:  A.  Immediately before the classification and designation of additional shares of capital stock provided for herein, the total number of shares of capital stock that the Corporation has authority to issue was 900,000,000 shares, par value $.0001 per share, with an aggregate par value of $90,000, 500,000,000 of which such shares were classified as 500,000,000 shares of capital stock of The Fairholme Fund and 200,000,000 of which such shares were classified as 200,000,000 shares of capital stock of Fairholme Focused Income Fund.

       B.  Immediately after the classification and designation of additional shares of capital stock provided for herein, the total number of shares of capital stock that the Corporation has authority to issue is 900,000,000 shares, par value $.0001 per share, with an aggregate par value of $90,000, 700,000,000 of which such shares are classified as 700,000,000 shares of capital stock of The Fairholme Fund and 200,000,000 of which such shares are classified as 200,000,000 shares of capital stock of Fairholme Focused Income Fund.

FOURTH:  The Corporation is registered as an open-end investment company under the Investment Company Act of 1940, as amended.

FIFTH:  The shares aforesaid have been duly classified by the Corporation’s Board of Directors pursuant to authority and power contained in the Charter.

IN WITNESS WHEREOF, Fairholme Funds, Inc. has caused these Articles Supplementary to be executed by its President and attested by its Secretary and its corporate seal to be affixed on this 30th day of April, 2010.  The President of the Corporation who signed these Articles Supplementary acknowledges them to be the act of the Corporation and states under the penalties of perjury that to the best of his knowledge, information and belief the matters and facts relating to approval hereof are true in all material respects.

FAIRHOLME FUNDS, INC.
By:	/s/Bruce R. Berkowtiz
Name: Bruce R. Berkowitz
Title: President

Attested:	/s/Tim Biedrzycki
Name: Tim Biedrzycki
Title: Secretary

SK 22146 0003 1089386v2